                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


                                             :
               In the Matter of              :
                                             :
     AMERICAN ELECTRIC POWER COMPANY, INC.   :    CERTIFICATE
             Columbus, Ohio  43215           :         OF
                                             :    NOTIFICATION
                   (70-5943)                 :
                                             :
  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 :
                                             :

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated
April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980;
HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from January 1, 1997, through March 31, 1997, the Company issued a total of 329,503 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $13,624,949.05, for the accounts of participants in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 41,898 shares of the Company's Common Stock, at a total purchase price of $1,729,489.39. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

                             AMERICAN ELECTRIC POWER COMPANY, INC.



                              By:    /s/ A. A. Pena
                                     A. A. Pena, Treasurer

Dated:  April 8, 1997



                           SCHEDULE I
                               to
             CERTIFICATE OF NOTIFICATION (#70-5943)
                               of
              AMERICAN ELECTRIC POWER COMPANY, INC.
            For the Period January 1 - March 31, 1997

TRANSACTIONS THIS PERIOD:

                    - Original Issue Shares -

                     Shares        Price               Total
  Period             Issued      Per Share        Purchase Price

1/01/97
to 3/31/97          329,503       $41.350         $13,624,949.05


                    - Open Market Purchases -

                    Shares      Average Price          Total
  Date             Purchased      Per Share       Purchase Price

01/02/97                729       $41.125          $   29,980.13
01/03/97              5,379        41.000             220,539.00
01/15/97              4,130        42.000             173,460.00
01/16/97              2,511        42.000             105,462.00
02/03/97              8,358        41.125             343,722.75
02/04/97              1,196        41.250              49,335.00
02/18/97              1,849        42.125              77,889.13
02/18/97              2,328        42.125              98,067.00
02/19/97              1,510        42.125              63,608.75
03/03/97              1,462        41.625              60,855.75
03/04/97              2,530        41.750             105,627.50
03/11/97              4,092        40.625             166,237.50
03/17/97              4,197        40.125             168,404.63
03/18/97              1,627        40.750              66,300.25
   Total O/M Purch.  41,898                       $ 1,729,489.39


                 - Total Activity This Period -

                    Shares                             Total
                   Purchased                      Purchase Price

O/I Shares          329,503                       $13,624,949.05
O/M Purchases        41,898                         1,729,489.39
   Total Activity   371,401                       $15,354,438.44



HEDULE I to CERTIFICATE OF                                 PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period January 1 - March 31, 1997


CUMULATIVE SUMMARY OF TRANSACTIONS:

                    - Original Issue Shares -

                                   Shares              Total
                                   Issued         Purchase Price

Totals from last report             256,073      $ 10,313,340.08
Transactions this period            329,503        13,624,949.05
   Total Original Issue Shares      585,576      $ 23,938.289.13


                    - Open Market Purchases -

                                   Shares              Total
                                  Purchased       Purchase Price

Totals from last report             134,882      $  5,446,861.77
Transactions this period             41,898         1,729,489.39
   Total Open Market Purchases      176,780      $  7,176,351.16